YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343 Fax: (86537) 5383311

September 18, 2013

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended

December 31, 2012 Filed April 29, 2013

Response dated August 9, 2013

(File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated September 5, 2013 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 25

Business overview, page 27

1.	We note your response to comment 2, that you will revise your disclosure referring to the developmental-stage projects. We request a modification to your proposed disclosure for comment 2. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). The term developmental may be interpreted to reference the development stage when companies are engaged in preparing reserves for production. Since you do not disclose any reserves as defined by Guide 7 for these properties, please substitute the term advanced-exploration stage for developmental-stage in your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	on page 27 of the Annual Report:

In addition, as of December 31, 2012, we had nine advanced-exploration stage projects in China and Australia and a number of exploration tenements in Australia that might be potentially developed. Our exploration activities and reserve assessments are continuing on these properties and no reserves have been demonstrated to date.

•	on page 28 of the Annual Report:

Yancoal Australia also holds an advanced-exploration stage project, Monash. Yancoal International (Holding) currently owns Cameby Downs and Premier Coal Mines, which collectively held approximately 590.2 million tonnes of JORC-compliant reserves as of December 31, 2012, as well as the advanced-exploration stage projects Athena, Harrybrandt, Wilpeena and Wilga.

•	on page 56 of the Annual Report:

The map below shows the location of Austar, Yarrabee, Ashton and Moolarben Coal Mines as well as advanced-exploration stage projects Athena, Harrybrandt, Wilpeena and Wilga.

Item 19. Exhibits, page 141

2.	We note your response to prior comment 8 of our letter dated July 26, 2013 and your statements regarding the 15% threshold, ordinary course of business exception and other guidance in the exhibit instructions. Please advise us how you considered Instruction 4(b)(i) with respect to the related party agreements.

In response to the Staff’s comment, the Company will submit the five continuing connected agreements with Yankuang Group, namely the materials supply agreement, supply of labor and services agreement, pension fund management agreement, coal products and materials supply agreement and electricity and heat energy supply agreement, as well as the assets transfer agreement of Yangcun and Beisu coal mines.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-10

Note 1. General, page F-10

Acquisition and establishment of major subsidiaries, page F-10

3.	We note your response to prior comment 9. Please expand your accounting policy for business acquisitions to provide specific principles, bases, conventions and practices applied in accounting for the combination of businesses under common control.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	on page F-18 of the Annual Report:

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. The Group applies the non-controlling interests’ proportionate share of the recognized amounts of the acquiree’s identifiable net assets to account for all its acquisitions.

Combinations of businesses under common control are accounted for using the acquisition method, which is consistent with the accounting treatment for all other acquisitions of businesses. The principles and details of this accounting treatment are set out above.

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In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311. Thank you for your consideration of this matter.

Yours sincerely,

/s/ Wu Yuxiang

WU Yuxiang, Chief Financial Officer
Yanzhou Coal Mining Company Limited

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